UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41426

 Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F 

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EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Nano Labs Announces Additional Information regarding the Convertible Notes Private Placement for BNB Treasury Strategy

Nano Labs Ltd (Nasdaq: NA) ("we," the "Company" or "Nano Labs"), a leading Web 3.0 infrastructure and product solution provider in China, today announces additional information regarding the convertible notes purchase agreement (the “Agreement”) announced previously, under which the Company has agreed to issue, and several investors have agreed to subscribe for, convertible promissory notes in the aggregate principal amount of US$500 million payable in cash or equivalent amount of cryptocurrencies (each a “Note”).

The subscription under the Agreement may close in multiple tranches during a period up to 360 days following the date of the Agreement, and the final aggregate purchase price may be less than US$500 million if not subscribed for in full within such 360 days. As of June 25, 2025, the Company had an initial closing of 600 Bitcoins, which is equivalent to approximately US$63.6 million under the Agreement, and issued two notes in connection therewith to the investors. These Notes have a term of 360 days, are uncollateralized obligations of the Company, and are convertible into the Company’s Class A ordinary shares at the election of the investors during the term. The Company shall not make prepayment prior to the expiration of the term, and to the extent there are any outstanding principal amount under the Notes, the Company shall make repayment in Bitcoins. The initial conversion price is US$20 per share, which is subject to equitable adjustment to reflect the more favorable commercial terms and conditions (if any) in financing activities the Company subsequently undertakes. The Company shall make immediate repayment in Bitcoins of the outstanding principal amount under the Notes upon a “change-of-control” event as specified in the Notes.

There is no guarantee that closings will take place to make the full subscription under the Agreement. Investors should not place on due reliance on this press release.

The Company currently holds 1,000 Bitcoins, including the initial closing of 600 Bitcoins under the Agreement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's plan to appeal the Staff's determination, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

By:	/s/ Jianping Kong
Name: Jianping Kong
Title: Chairman and Chief Executive Officer

Date: June 25, 2025

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